Exhibit 2.1

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Amendment No. 1 to Agreement and Plan of Merger and Reorganization (this “Amendment”) is made as of May 3, 2017 by and among OncoGenex Pharmaceuticals, Inc., a Delaware corporation (“Arrow”), Ash Acquisition Sub, Inc., a Delaware corporation (“Merger Sub 1”), Ash Acquisition Sub 2, Inc., a Delaware corporation (“Merger Sub 2”; together with Merger Sub 1, “Merger Subs”), and Achieve Life Science, Inc. (the “Company”) in certain respects that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of January 5, 2017, previously entered into by and among Arrow, Merger Sub 1, Merger Sub 2 and the Company.  Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Merger Agreement.

Recitals

WHEREAS, Arrow, Merger Sub 1, Merger Sub 2 and the Company are parties to the Merger Agreement.

WHEREAS, Arrow, Merger Sub 1, Merger Sub 2 and the Company desire to amend the Merger Agreement on the terms and conditions set forth herein.

WHEREAS, Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Subs and Arrow at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after the approval of issuance of shares of Arrow Common Stock in the First Merger by Arrow’s stockholders) by an instrument in writing signed on behalf of each of the Company, Merger Subs and Arrow.

WHEREAS, the respective boards of directors of the Company, Merger Subs and Arrow have approved the amendment of the Merger Agreement pursuant to this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the adequacy and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.Amendment of Definition used in the Merger Agreement.   The following defined term used in the Merger Agreement, as defined in Exhibit A to the Merger Agreement, shall bear the following meaning:

“Arrow Reverse Stock Split” shall mean a reverse stock split of Arrow Common Stock not to exceed a combination of 20 for 1 that the Arrow Board (in consultation with the Company Board) determines is necessary or advisable in order for the Arrow Common Stock to satisfy one or more of the requirements for qualifying the Arrow Common Stock for quotation on NASDAQ and in compliance with the terms of this Agreement, the Mergers and the Contemplated Transactions.

2.No Other Changes.  Except as expressly amended by this Amendment, all of the terms of the Merger Agreement shall remain in full force and effect.

3.	General Provisions.

3.1.Effect of this Amendment.  In the event of any inconsistency or conflict between the provisions of the Merger Agreement and this Amendment, the provisions of this Amendment will prevail and govern.  All references to the Merger Agreement or in any exhibit or schedule thereto shall hereinafter refer to the Merger Agreement as amended by this Amendment.

3.2.Governing Law.  This Amendment shall be governed by the provisions of Section 10.5 of the Merger Agreement.

3.3.Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

[Signature Pages Follow]

The parties have executed this Amendment No. 1 to Agreement and Plan of Merger and Reorganization as of the date first written above.

OncoGenex Pharmaceuticals, Inc.

By:/s/ Scott Cormack

Name:Scott Cormack

Title:President & CEO

Ash Acquisition Sub, Inc.

By:/s/ Scott Cormack

Name:Scott Cormack

Title:President

Ash Acquisition Sub 2, Inc.

By:/s/ Scott Cormack

Name:Scott Cormack

Title:President

Achieve Life Science, Inc.

By:/s/ Richard Stewart

Name:Richard Stewart

Title:Chairman and Chief Executive Officer